October 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re: Stronghold Digital Mining, Inc.

Registration Statement on Form S-1

File No. 333-258188

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), B. Riley Securities, Inc. and Cowen and Company, LLC, as representatives of the several underwriters, hereby join Stronghold Digital Mining, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-258188) (the “Registration Statement”) to become effective on Tuesday, October 19, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed 4,800 copies of the preliminary prospectus dated October 13, 2021, as amended, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

B. RILEY SECURITIES, INC.

By:   /s/ Jimmy Baker
Name: Jimmy Baker
Title:   President, Head of Capital Markets

COWEN AND COMPANY, LLC

By:   /s/ Chris Weekes
Name: Chris Weekes
Title:   Managing Director

[Signature Page to Acceleration Request]